EXHIBIT 99.1

NEWS RELEASE

For Further Information Contact:

Nymox Pharmaceutical Corporation

1-800-93NYMOX

www.nymox.com

For Immediate Release:

Nymox Announces Appointment Of Patrick Doody as Vice President and Member of the Board of Directors of Nymox

IRVINE, CA (July 12, 2023) Nymox Pharmaceutical Corporation [OTC Markets – NYMXF] (the “Company”) is pleased to announce the appointment of Patrick Doody as Nymox Vice President, General Counsel, and Member of Nymox Board of Directors.

Mr. Doody joins Nymox from Pillsbury Winthrop Shaw Pittman LLP, where he was a partner in the Intellectual Property Group, and currently is Senior Counsel. Mr. Doody is a well-respected patent attorney with significant knowledge and experience in post-grant proceedings, patent infringement litigation, patent prosecution, licensing, opinions, and counseling. Mr. Doody has represented Nymox and its predecessor company in intellectual property matters for over 30 years, securing hundreds of issued patents for Nymox throughout the world. Mr. Doody is a former patent examiner, former in-house counsel for Union Carbide Corporation, former partner at Tier 1, AMLAW 100 firms, and also is an adjunct professor of patent law at the George Washington University School of Law. Mr. Doody obtained his BS degree in Chemical Engineering from Virginia Tech, and his law degree from the Scalia School of Law (formerly George Mason School of Law), has served in a number of leadership positions in various intellectual property associations, is ranked Band 2 by Chambers for Intellectual Property, and AV ranked by Martindale Hubbell. Much of Mr. Doody’s legal career has involved counseling biotechnology, pharmaceutical, and chemical companies on all aspects of intellectual property law.

Dr. Paul Averback CEO and Chairman of Nymox said, "Patrick brings with him decades of experience with industry and in legal intellectual property practice. He is highly sophisticated and has a sterling reputation, and has worked in some of the best law practices in the world, including for many years as partner at Pillsbury Winthrop. Patrick has worked on many of the Company's important files for a span of over 30 years and has our confidence that he will bring his integrity and legal expertise to our management team and to the Board of Directors of the Company. In addition to legal matters, Pat is extremely well versed in our technologies and understands the detailed biochemical and biomedical aspects of our work, which is a potent legal plus scientific combination that the Company is pleased to add to management and to the Board. He has valuable work experience from the real world of industry which is a major positive for this position."

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, the discomforts of surgery, and BPH surgery has side effects such as permanent retrograde ejaculation for many patients.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 Fexapotide administrations. Fexapotide has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

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Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.

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